Via Facsimile and U.S. Mail
Mail Stop 6010


March 2, 2006


Ms. Rose C. Perri
Chief Operating Officer, Chief Financial Officer,
Treasurer and Secretary
Generex Biotechnology Corporation
33 Harbour Square, Suite 202
Toronto, Canada M5J 2G2

Re:	Generex Biotechnology Corporation
	Form 10-K for Fiscal Year Ended July 31, 2005
	Filed on October 31, 2005
	File No. 000-25169

Dear Ms. Perri:

       We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-K for the Fiscal Year Ended July 31, 2005

 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 - Convertible Debentures, page 92

1. We note from your disclosure that for certain convertible debentures you extended the maturity date and in doing so issued additional warrants to the creditors, which you determined to be the reacquisition price of the debt on the extinguishment date and recorded a loss on the extinguishment of the debt. You appear to be implying that the original and new debt instruments are "substantially different" as it is defined in EITF 96-19. Please tell us why you believe the modification caused the new debt to be substantially different and why the only loss on extinguishment of debt was related to the issuance of the warrants and not also the difference in present value of the original debt and the new debt. Please refer to EITF 96-18.

2. It appears for each of the convertible debentures issued you are amortizing the debt discount attributable to the beneficial conversion feature as interest expense over each of the debenture`s maturity period. However, it appears based on your disclosures in the `Financial Condition, Liquidity and Capital Resources` section of
MD&A that the holders of the debentures can convert the debentures into shares of your common stock at any time after the closing of the private placement. It would appear in accordance with paragraph 6 of
EITF 98-5 since the holders can elect to convert the debentures at the time of closing of the private placement the entire debt discount should be recorded in the statement of operations at the time of the closing of the private placement and not amortized over the maturity period of the debentures. Please either advise or revise. [Doesn`t paragraph 19 of EITF 00-27 require them to amortize over the period to a fixed maturity date?]
3. We refer to the warrants that were issued with the $4 million convertible debenture, $500,000 convertible debenture, $100,000 convertible debenture and the $2 million convertible debenture.
It
appears based on the `Common Stock Purchase Warrant` agreement for each of the warrants issued that there is a provision that allows for a "cashless" exercise of the warrants. This "cashless" exercise appears to permit net share settlement of the warrants, thus meeting all three criteria of a derivative in paragraph 6 of SFAS 133. Please also refer to DIG Issue A17. In addition it appears based on the warrant agreements you are required to register the common stock for which the warrants are exercisable into. To help us understand whether the warrants issued meet the scope exception under paragraph
11(a) of SFAS 133, please tell us your consideration of all the conditions in EITF 00-19 for each warrant issuance and whether the warrants issued should be classified as a liability or as equity.

*    *    *    *

      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Ms. Rose C. Perri
Generex Biotechnology Corporation
March 2, 2006
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